September 24, 2013

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Separate Portfolios Trust

(File Nos.  333-141111; 811-22025)

Dear Ms. Miller:

This letter responds to comments provided to Jay Stamper on or about September 12, 2013, for Post-Effective Amendment No. 36 to the Registration Statement of ING Separate Portfolios Trust (“Registrant”) filed on or about July 26, 2013 on Form N-1A. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - General Comments

1.

Comment:

The Staff requested that the Registrant amend the table entitled “Shareholder Fees – Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the actual contingent deferred sales charge that may  be paid under certain circumstances rather than adding the disclosure as a footnote.

Response:

The Registrant appreciates the Staff’s comment, but the Registrant believes that, due to the fact that a contingent deferred sales charge (“CDSC”) for Class A shares is levied in limited circumstances, the current presentation accompanied with a footnote with respect to a potential CDSC most accurately captures a shareholder’s potential Class A sales charge while still being prominent for the shareholder.

2.

Comment:

The Staff requests that the “Administrative Services Fees” line item within the Annual Fund Operating Expenses table be removed and included as part of Management Fees or Other Expenses.

Response:

The Registrant appreciates the Staff’s comment but believes the current format of the “Annual Operating Expenses Table” is a clearer presentation of the fees paid by the Fund.

Ms. Amy Miller

U.S. Securities and Exchange Commission

September 24, 2013

3.

Comment:

The Staff requested for the section entitled “Portfolio Turnover” that the sub-heading “% of average value of portfolio” be removed as it is not permitted by Form N-1A as part of the heading and because this information is also provided in the last sentence of the section.

Response:

The Registrant has made the revision as requested.

4.

Comment:

The Staff requested confirmation that the funds look through to the underlying funds for purposes of determining concentration.

Response:

The Registrant so confirms.

Statement of Additional Information – General Comments

Corporate Asset-Backed securities

5.

Comment:

The Staff commented that the sentence that states corporate issued asset-backed securities will not be treated as constituting a single, separate industry is in contradiction with the views of the SEC in that the SEC considers these to be concentration in a single, separate industry.

Response:

The Registrant appreciates the SEC staff’s comments on the Registrant’s disclosure related to corporate asset-backed securities.  However, upon review of the disclosure the Registrant believes that its disclosure is consistent with the requirements of Sections 8 and 13 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the SEC’s guidance on the same and therefore declines to make the Staff’s requested change.  Registrant notes that this disclosure is consistent with the Fund’s historical treatment of corporate asset-backed securities for purposes of determining compliance with the Fund’s policy regarding concentration.

Section 8(b)(1)(E) of the 1940 Act, requires that a fund include in its registration statement:

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

Ms. Amy Miller

U.S. Securities and Exchange Commission

September 24, 2013

(E) concentrating investments in a particular industry or group of industries.

Section 13(a)(3) of the 1940 Act requires that, if a fund wishes to change its concentration policy, such change must be approved by the fund’s shareholders.

In 1983, the Securities and Exchange Commission (“SEC”) staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. Guide 19 in particular provided guidance from the staff regarding concentration of investments in particular industries. Guide 19 stated:

“In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the ‘Directory’) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”  Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC staff and registrants continue to rely on them.

The Registrant believes that the policy to not treat corporate asset-backed securities as a single, separate industry is reasonable and therefore consistent with the SEC Staff’s guidance in Guide 19.

Privately issued mortgage-backed securities

6.

Comment:

The Staff requested an explanation of how the Registrant is interpreting the last sentence of the first paragraph of the disclosure which states that “A fund will limit its investments in privately issued mortgage-backed securities to “mortgage related securities” within the meaning of the Secondary Mortgage Market Enhancement Act of 1984, as amended.

Response:

The Secondary Mortgage Market Enhancement Act of 1984 (“SMMEA”) added a definition of “mortgage related securities” to the Securities Exchange Act of 1934 (“1934 Act”) in Section 3(a)(41). As part of this definition, a “mortgage related security” was required to be rated by at least one nationally recognized statistical rating organization in one of the two highest rating categories.

Subsequently, Section 3(a)(41) was amended by striking “is rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization” and inserting “meets standards of credit-worthiness as established by the Commission” as part of Title IX of the Dodd-Frank Wall Street Reform and

Ms. Amy Miller

U.S. Securities and Exchange Commission

September 24, 2013

Consumer Protection Act. Pub. L. No. 111-203 (July 21, 2010). This change was made in order to remove all references to nationally recognized statistical rating organizations from all laws and regulations. On July 17, 2012, the Commission released guidance that stated that until new standards of creditworthiness were established by final rules, the Commission would provide a transitional interpretation that was applicable beginning on July 20, 2012. See SEC Release No. 34-67448. According to this interpretation, the term “standards of creditworthiness as established by the Commission” should be interpreted to mean a security that is rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization.

Consistent with this guidance, the Registrant interprets “mortgage related securities” to include those securities that we deem to meet the applicable standard of credit-worthiness as established by the Commission and as interpreted in Release No. 34-67448.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

________________________

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:

Huey P. Falgout, Jr., Esq.

ING Funds

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

September 24, 2013

VIA EDGAR

Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Separate Portfolios Trust

(File Nos.  333-141111; 811-22025)

Dear Ms. Miller:

ING Separate Portfolios Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

_______________________

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:

Jeffrey S. Puretz, Esq.

Dechert LLP